UNITED STATES

 SECURITIES AND EXCHANGE COMMISSION

 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A - 16 OR 15D - 16 OF

THE SECURITIES EXCHANGE ACT OF 1934

24 August 2017

Commission File No. 001-32846
____________________________
 CRH public limited company
(Translation of registrant's name into English)
____________________________
Belgard Castle, Clondalkin,

Dublin 22, Ireland.

(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

2017 Interim Results
This document contains inside information

Key Points
●
H1 in line with April guidance

●
Continued profit growth and margins ahead

●
Significant M&A activity; allocating and reallocating capital at attractive multiples

●
Interim dividend increased to 19.2c per share

Trading Highlights
●
Sales of €13.0 billion, 2% ahead of 2016

●
Like-for-like sales1 ahead 1%; +3% in Europe, +1% in the Americas and down 8% in Asia

●
EBITDA of €1.175 billion, 5% ahead of 2016

●
Like-for-like EBITDA ahead 2%; +2% in Europe, +6% in the Americas and down 39% in Asia

●
EBITDA margin 9.0% (H1 2016: 8.8%)

●
EPS of 43.5c per share, 29% ahead of 2016

Six months ended 30 June	2017	2016
	€ m	€ m	Change

Sales revenue	12,997	12,693	+2%
EBITDA	1,175	1,120	+5%
EBITDA Margin	9.0%	8.8%	+20bps

Operating profit (EBIT)	647	588	+10%

Profit before tax	517	407	+27%

	€ cent	€ cent
Basic earnings per share	43.5	33.8	+29%
Dividend per share	19.2	18.8	+2%

Albert Manifold, Chief Executive, said today:

“We have had a satisfactory start to 2017 with stabilising trends in key European markets and EBITDA growth in the Americas. The acquisition and divestment activity announced by the Group today, demonstrates our ongoing strategic focus on allocating and reallocating capital at attractive multiples, while our significant Balance Sheet capacity ensures we are well positioned for further growth. I am pleased to report, in line with our progressive dividend policy, that the Board has decided to increase the interim dividend by 2.1% to 19.2c per share. For the second half of the year, despite currency headwinds and continuing challenging conditions in the Philippines, we expect a continuation of the first half momentum experienced in Europe and EBITDA growth in the Americas, which will result in another year of progress for the Group.”

Announced Thursday, 24 August 2017

1 See pages 32 to 34 for glossary of alternative performance measures used throughout this interim report.

2017 Interim Results

Overview

The first half of 2017 saw stabilising trends in certain European markets and satisfactory growth in the Americas which more than offset reduced activity in Asia due to a challenging market environment in the Philippines. Sales of €13.0 billion for the period were 2% ahead of the same period last year and were 1% ahead on a like-for-like basis. In Europe, like-for-like sales growth of 3% reflected continued recovery in some key markets. In the Americas, like-for-like sales were 1% ahead of the first six months of 2016 despite less favourable weather conditions and very challenging prior year comparatives. Like-for-like sales in Asia were 8% below the first half of 2016.

Overall EBITDA was 5% ahead of the first half of 2016. On a like-for-like basis, first half EBITDA for the Group was 2% ahead, with Europe up 2% supported by modest price recovery and volume improvements in a number of major markets, while like-for-like EBITDA in the Americas was 6% ahead reflecting price improvements and strong cost control. Like-for-like EBITDA in Asia was 39% below the first half of 2016 on the back of a very competitive trading environment. With a continued focus on performance in all our businesses, margin improved to 9.0% (H1 2016: 8.8%).

Depreciation and amortisation charges of €528 million were broadly in line with last year (H1 2016: €532 million), which, together with the 5% increase in EBITDA, resulted in a 10% increase in first half operating profit to €647 million (H1 2016: €588 million).

Divestments and asset disposals during the period generated total profit on disposals of €45 million (H1 2016: €20 million) as the ongoing recycling of capital continues to be embedded in the business.

The Group’s €14 million share of profits from equity accounted entities was ahead of the first half of 2016 (H1 2016: €5m) reflecting improved results in our associate investment in China.

Net finance costs for the period were below the first six months of 2016 at €189 million (H1 2016: €206 million), as the cost of €19 million for the early redemption of a portion of the US$ bonds maturing in 2018 was more than offset by lower costs of reduced debt.

First half profit before tax was €517 million, compared with a profit of €407 million in H1 2016. The interim tax charge, which represents an effective tax rate of 28% of profit before tax has been estimated, as in prior years, based on current expectations of the full year tax charge. Earnings per share for the period amounted to 43.5c (H1 2016: 33.8c).

Note 2 on page 19 analyses the key components of the first half 2017 performance.

Dividend

The Board has decided to increase the interim dividend to 19.2c per share, an increase of 2.1% compared with last year’s level of 18.8c per share. It is proposed to pay the interim dividend on 3 November 2017 to shareholders registered at the close of business on 8 September 2017. A scrip dividend alternative will be offered to shareholders.

Finance

Net debt of €6.4 billion at 30 June 2017 was €0.7 billion lower than the figure reported at 30 June 2016 reflecting the strong focus on cash and debt management. A first half cash outflow of €0.05 billion from operations reflects the normal seasonal pattern of the Group’s trading working capital and as in prior years we expect a strong operating cash inflow in the second half of 2017.

In May 2017, the Group successfully issued a total of US$1 billion dollar bonds comprised of a US$0.6 billion 10-year bond at a coupon rate of 3.4% and a US$0.4 billion 30-year bond at a coupon rate of 4.4%. Concurrently, an any-and-all tender offer was made for the US$0.65 billion bonds due in 2018, with the final result being that US$0.36 billion of the total was redeemed early, which gave rise to the one-off charge of €19 million referred to above, but will result in overall interest savings for the Group in 2017 and 2018. Net debt at 30 June 2017 included €320 million issued under the US commercial paper program launched in 2016, and in July 2017 the Group established a €1.5 billion euro commercial paper programme. These programmes add to the funding sources available to the Group and are used to fund working capital and short-term liquidity needs.

Capital Efficiency

During the first half of 2017, the Group spent a total of €632 million (including deferred and contingent consideration in respect of prior year acquisitions) on 13 acquisition/investment transactions. On the divestment front, the Group realised business and asset disposal proceeds of €145 million. In addition the Group announced in March that it had reached agreement to divest one cement plant and one grinding station in Germany for an enterprise value of €349 million. The transaction remains subject to approval by the German Competition Authority (Bundeskartellamt) and is expected to complete later this year.

H1 2017 Acquisitions and investments
In the Americas, €619 million was spent on 11 transactions. Our Materials Division completed eight bolt-on acquisitions, including one of the largest privately held aggregates producers in the United States (US), Mulzer Crushed Stone, Inc., which operates six quarries, five sand and gravel operations, 14 aggregates yards, four readymixed concrete plants and three asphalt plants, serving the Ohio and Kanawha river valleys. Seven further bolt-on acquisitions in the US and Canada were completed by the Materials Division adding a further c.292 million tonnes of permitted reserves. The Products Division acquired a vertically integrated manufacturer of composite decking, railing and related building products. The Precast and BuildingEnvelope® divisions also completed one small bolt-on acquisition and one investment, respectively, in the first half of 2017.

In Europe, our Heavyside business in the United Kingdom (UK) acquired a highway maintenance, civil engineering and surfacing contractor operating in London along with a small investment in a readymixed concrete operation in Spain for a total spend of €13 million.

H1 2017 Divestments and disposals
Business divestments during the first half of the year, all in Europe, generated net proceeds of €72 million. The remaining clay products businesses in Europe (Belgium, Germany, Netherlands and Poland) were divested and our Heavyside Division also sold its non-core civil prefabricated concrete businesses in the Benelux along with five other small divestments in France, Germany, Hungary, Poland and Switzerland. In addition to these business divestments, the Group realised proceeds of €73 million from the disposal of surplus property, plant and equipment.

Post 30 June 2017 the Group reached agreement on two further transactions; the divestment of our Distribution business in the Americas, and the acquisition of Fels, a leading lime and aggregates business in Germany. Both transactions are subject to regulatory approval. Further details are provided in a separate Development Update also released today.

Outlook

In Europe we expect the momentum experienced in H1 to continue and second half EBITDA to be ahead of 2016. In the Americas, we anticipate the solid fundamentals to be maintained, with both residential and non-residential activity improving; for US infrastructure, while we expect that the funding stability provided by the FAST Act will lead to a positive trend in volumes for H2, higher input costs are also anticipated. Overall, we expect EBITDA in the Americas to be ahead. In Asia, our expectation is that challenging market conditions in the Philippines will continue in the second half and EBITDA will decline further. Against this backdrop and despite currency headwinds, we continue to expect another year of progress for the Group.

Europe Heavyside

		Analysis of change
€ million	2016*	Exchange	Acquisitions	Divestments	LH Costs	Organic	2017	% change
Sales revenue	3,411	-139	+18	-53	-	+116	3,353	-2%
EBITDA	352	-16	+1	-7	+15	+6	351	0%
Operating profit	163	-10	-	-6	+15	+16	178	+9%
EBITDA/sales	10.3%						10.5%
Operating profit/sales	4.8%						5.3%
*CRH landscaping businesses in Europe, formerly reported as part of Europe Heavyside, have formed a new platform, Architectural Products, within Europe Lightside

First half trading benefited from stabilising trends across some of our major European markets. Market recovery was evident in Ireland, France, Finland and Poland, partly offset by more challenging conditions in Switzerland. Our business in the UK remains stable and had a solid first half performance. Organic sales and operating profit were ahead of 2016 reflecting improvements in overall volumes and prices and also the benefits of performance improvement initiatives.

In the table above, the sales and profit impact of divestments primarily relate to the Group’s remaining clay businesses in Europe and civil prefabricated concrete business in the Benelux, which were sold in early 2017.

UK
Volumes of aggregates, readymixed concrete and asphalt in the UK grew in the early months of 2017; while price increases were achieved, we experienced higher input costs, particularly in the asphalt division. Cement volumes were 4% below 2016; however excluding the impact of acquisition related commercial arrangements which benefited 2016, volumes were in line. Cement price increases along with an improved production performance contributed positively to overall results. Overall organic operating profit was slightly ahead of 2016 before the costs of restructuring initiatives.

Ireland and Spain
In Ireland, construction activity continues to grow in both residential and non-residential sectors with strong volume increases in cement, readymixed concrete and aggregates. Operating profit was well ahead despite price pressure in a competitive environment. In Spain, some improvements in the macroeconomic environment resulted in increased cement and readymixed concrete volumes and performance improved on the first half of 2016.

France, Benelux and Denmark
Our French cement operations delivered growth in volumes, primarily driven by increased demand in the residential sector. Operating profit and margins were ahead of 2016 notwithstanding continued price pressure. Operating profit also improved in our precast business in France due to increased activity in civil networks and railway products. In the Netherlands, the continued improvement in the residential market resulted in our structural and concrete products businesses performing well; overall operating profit was behind the first half of 2016 primarily due to a one-off cost in the structural business. The materials business in Belgium was ahead of 2016 as lower cement volumes were offset by progress on pricing and overall operating profit was ahead of 2016. In Denmark, with the benefit of growth in new residential construction and some large non-residential projects, both volumes and prices in our structural business improved; sales and operating profit were ahead of 2016.

Switzerland and Germany
Extremely cold winter conditions at the beginning of the year and a competitive market environment resulted in lower cement and readymixed concrete volumes in Switzerland; pricing pressure remained and as a result sales and operating profit were below 2016. Despite modest growth in German construction output, driven by new build multi-family housing, cement volumes in our German operations were behind the first half of 2016 due to weather impacted comparatives. Pricing remained in line with 2016.

Poland, Finland and Ukraine
In Poland, cement volume growth benefited from positive economic developments and with flat year-on-year cement pricing, both sales and operating profit were ahead of prior year. Cement volumes in Finland grew on the back of strong demand but prices declined due to increased competition from importers; non-cement volumes were behind 2016 due to a number of large projects in the comparative period. With the benefit of higher cement volumes and continued cost and efficiency initiatives, overall operating profit in Finland was ahead of 2016. Cement volumes were behind 2016 in Ukraine but with price increases achieved, operating profit was ahead of 2016.

Romania, Hungary, Slovakia and Serbia
In Romania, after a slow start due to poor weather in the first quarter, our cement volumes improved and were slightly ahead of 2016. Infrastructure growth was lower than expected while residential demand has been solid. Cement prices improved modestly on 2016 but due to the timing of major overhaul costs, operating profit was behind 2016. In Hungary and Slovakia, cement and readymixed concrete volumes improved compared to the first half of 2016. Our cement operations in Serbia delivered cement volume growth as a result of some infrastructure projects, and prices remained stable.

Europe Lightside

	Analysis of change
€ million	2016*	Exchange	Acquisitions	Organic	2017	% change
Sales revenue	703	-9	+7	+20	721	+3%
EBITDA	59	-1	+1	-	59	0%
Operating profit	37	-1	+1	+2	39	+5%
EBITDA/sales	8.4%				8.2%
Operating profit/sales	5.3%				5.4%
*CRH landscaping businesses in Europe, formerly reported as part of Europe Heavyside, have formed a new platform, Architectural Products, within Europe Lightside

Europe Lightside reported an increase of 3% in organic sales for the first half of 2017 driven by modest improvements across most platforms. However, EBITDA was in line with 2016 as restructuring costs and a less favourable product mix in certain platforms offset the increase in sales.

Construction Accessories
Our Construction Accessories businesses supply a broad range of connecting, fixing and anchoring systems to the construction industry. Like-for-like sales in the platform grew by 5% due to strong activity in the UK, German and Australian businesses. Operating profit was slightly behind 2016 due to restructuring charges as the business implemented projects to optimise its production footprint in Europe.

Shutters & Awnings
These businesses serve the attractive RMI and late-cycle residential markets, supplying sun protection, energy-saving and outdoor living products. Sales and operating profit were in line with 2016 as strong sales in the Netherlands were largely offset by lower sales in the German business which experienced labour shortages impacting productivity and capacity.

Network Access Products & Perimeter Protection
Network Access Products, with operations in the UK, Ireland and Australia recorded a strong increase in both organic sales and operating profit. The business benefited from higher volumes, tight cost control and a favourable product mix. Sales in the Perimeter Protection business were in line with the first half of 2016 with volume reductions in some permanent fencing markets offset by a healthy performance in the early-cycle mobile perimeter protection business.

Architectural Products
The newly formed Architectural Products platform comprises exterior paving businesses in Germany, the Netherlands, Poland, Belgium, France and Slovakia. Sales for the first half of the year were broadly in line with 2016 with good volume trends, although margins were impacted by a less favourable product mix.

Europe Distribution

		Analysis of change
€ million	2016	Exchange	Organic	2017	% change
Sales revenue	1,982	+9	+20	2,011	+1%
EBITDA	88	-	+5	93	+6%
Operating profit	53	-	+9	62	+17%
EBITDA/sales	4.4%			4.6%
Operating profit/sales	2.7%			3.1%

Europe Distribution, experienced improving demand in some key markets which offset the impact of continuing challenges in Switzerland, resulting in an overall 1% increase in sales. EBITDA and margin were ahead of 2016 reflecting the benefits of our continued focus on commercial excellence, cost control and performance improvement initiatives.

General Builders Merchants
Like-for-like sales for our General Builders Merchants business increased in the first half of 2017. Operating profit and margin were also ahead notwithstanding lower sales and profits in the Swiss business due to continuing challenging market conditions from the slow-down in the residential sector. Trading in the Netherlands continues to benefit from the growth in the new residential sector and performance improvement measures and as a result sales and operating profit advanced on 2016. Sales and operating profit at our German business were ahead of 2016 in a stable market environment. In France and Austria sales levels were marginally ahead of 2016.

DIY (Do-It-Yourself)
Our DIY business operates in the Netherlands, Germany and Belgium. Overall sales were in line with 2016 with sales slightly behind in Belgium due to competitive market circumstances. Operating profit in the Netherlands increased due to the impact of a range of performance improvement measures.

Sanitary, Heating and Plumbing (SHAP)
Sales for our SHAP business, which operates in three countries, were ahead of 2016, with good sales growth in Belgium and Germany partly offset by the challenging market environment in Switzerland. While overall operating profit was at a similar level to 2016, operating profit in the German and Belgian businesses improved, benefiting from higher sales levels in addition to operational improvements and cost saving initiatives.

Americas Materials

		Analysis of change
€ million	2016	Exchange	Acquisitions	Divestments	LH Costs	Organic	2017	% change
Sales revenue	2,975	+98	+111	-42	-	+24	3,166	+6%
EBITDA	251	+8	+10	+1	+10	+8	288	+15%
Operating profit	61	+2	-4	+4	+10	+14	87	+43%
EBITDA/sales	8.4%						9.1%
Operating profit/sales	2.1%						2.7%

Americas Materials had a good first half, despite wet weather conditions in certain key markets compared to very favourable weather in the first half of 2016, with organic sales 1% ahead of 2016 and organic EBITDA 3% ahead. Solid fundamentals in the US economy continue with residential and non-residential demand increasing and publicly funded infrastructure activity remaining stable.

The Materials Division completed eight bolt-on acquisitions in the period at a total cost of €514 million. The principal acquisition was of Mulzer Crushed Stone, Inc., a leading aggregates company with more than 1.6 billion tonnes of reserves expanding our presence in aggregates in our South division and providing additional aggregates sources for existing downstream operations.

United States
Total aggregates volumes including acquisitions and divestments were 2% ahead of 2016 and average prices increased by 5%; like-for-like volumes declined 3% against strong comparatives and poor weather conditions. Asphalt volumes increased 1% on a like-for-like basis and total volumes were 3% ahead of 2016 while prices increased by 1% against a backdrop of higher input costs. US readymixed concrete volumes, on a like-for-like basis, were in line with 2016 and average prices increased 4%, while total volumes including acquisitions and divestments declined by 2%. Total sales in our paving and construction services business increased 4% and margin expansion was aided by good cost control. Energy costs were higher in the first half of the year compared to 2016 with increases in bitumen, diesel and gasoline costs.

Materials operations in the US are organised into four divisions; North, South, Central and West. The North division comprises operations in 13 states, the most significant of which are Ohio, New York, Michigan and New Jersey. Sales were 4% behind 2016 primarily due to unfavourable weather conditions during the first half of the year. Volume decreases were experienced in all products and despite some price increases, operating profit and margin were also behind. The South division comprises operations in 11 states, with key operations in Florida, North Carolina and West Virginia. Heritage sales in the South were 12% ahead as unseasonably warm weather allowed construction work to continue during the typically slower winter months. Volume and price increases contributed to strong margin improvement and operating profit was also well ahead. The Central division has operations in nine states, with the key states being Texas, Arkansas and Kansas. The performance of Central was mixed with heritage sales down 2%, as unfavourable weather conditions in certain regions and the absence of particular large projects which ended in 2016, offset the solid performance of Texas. Operating profit was ahead despite lower volumes as strong cost management as well as some price improvements led to margin expansion. The West division has operations in ten states, the most significant of which are Utah, Idaho, Colorado and Washington. Improving weather in the second quarter of the year positively impacted our West division, which delivered a heritage sales increase of 6%. Prudent cost management as well as volume improvements in all products led to operating profit and margin increases.

Canada
Our Canadian business operates across eight provinces and five US states. Our cement volumes decreased by 1% reflecting declines in Ontario and Quebec due to poor weather and were only partly offset by increases in the US market. Average cement prices increased despite some pricing pressure in the Canadian regions. Overall sales were behind 2016, primarily due to a slow start to the construction season which was also impacted by poor weather and the completion of some major projects in 2016, mainly in the Quebec region. Operating profit on an organic basis was also behind with mixed results across product lines; performance in cement declined due mainly to higher maintenance costs, while improvements in the aggregates business were offset by lower margins from the readymixed concrete operations.

Brazil
Weak market conditions continued in the first half of 2017 as a result of a deteriorating macroeconomic situation and an unstable political environment. Overall cement consumption was down 7% in the Southeast region compared with the first half of 2016 and selling prices decreased due to very competitive market conditions.

Americas Products

		Analysis of change
€ million	2016	Exchange	Acquisitions	Divestments	Organic	2017	% change
Sales revenue	2,249	+66	+37	-6	+9	2,355	+5%
EBITDA	264	+8	+4	-	+19	295	+12%
Operating profit	199	+7	+2	+1	+16	225	+13%
EBITDA/sales	11.7%					12.5%
Operating profit/sales	8.8%					9.6%

Market conditions were generally favourable in the first half of 2017 in each major end-use segment (both new construction and RMI) for our Products business. However, with less favourable weather conditions than those experienced in 2016 in Canada and the Eastern and Northern US, as well as significant rainfall in the West and East, overall like-for-like volumes were slightly behind. Like-for-like sales in the first half were broadly in line with 2016. Overall EBITDA and margins increased with improved pricing and product mix at BuildingEnvelope®, better execution of construction projects at Precast and continued focus on commercial and operational initiatives.

Architectural Products (APG)
APG is the leading supplier of concrete masonry and hardscape products and has strong national positions in dry mixes and packaged lawn and garden products. In addition to contractor-based new construction, the DIY and professional RMI segments are significant end-users. Like-for-like sales declined 1% compared with first half 2016 reflecting the less favourable weather patterns partly offset by continued strong underlying demand from residential and commercial construction. Overall, APG recorded a slight reduction in organic operating profit, in line with the reduced volumes.

BuildingEnvelope® (OBE)
The BuildingEnvelope® group (which includes the CRL business acquired in 2015) is North America’s largest supplier of architectural glass, aluminium glazing systems and custom hardware products to the glass and glazing industry. Revenue growth was driven by increased sales of architectural hardware, shower hardware and storefront accessories which was partly offset by reduced architectural glass volumes as the business focused on higher margin products. The business experienced a positive price environment which together with the favourable product mix resulted in overall operating profit and margin for BuildingEnvelope® being ahead of 2016.

Precast
Our Precast business supplies a broad range of value-added concrete and related utility products and accessories with the electrical, telecommunications, water and transportation sectors being major end-markets. Good underlying demand together with the benefit of a strong projects backlog entering the year more than offset the impact of less favourable weather and resulted in like-for-like sales increasing 1% compared with the first half of 2016. Modest price improvement and good cost control positively impacted margin and overall operating profit was ahead of last year.

Americas Distribution

		Analysis of change
€ million	2016	Exchange	Organic	2017	% change
Sales revenue	1,099	+33	+15	1,147	+4%
EBITDA	48	+2	+5	55	+15%
Operating profit	33	+1	+6	40	+21%
EBITDA/sales	4.4%			4.8%
Operating profit/sales	3.0%			3.5%

Against the backdrop of continued improvement in construction activity, Americas Distribution, trading as Allied Building Products (“Allied”), reported a 1% increase in like-for-like sales in the first half of 2017 with improvements in the Exterior Products segment more than offsetting slightly reduced activity in the Interior Products segment, which was affected by unfavourable weather in some key markets.

Exterior Products
Exterior Products supplies commercial and residential roofing, siding and related products, the demand for which is greatly influenced by residential and commercial replacement activity (75% of sales volume is RMI-related). Allied continues to maintain its position as one of the top four roofing and siding distributors in the US.

In the first six months of 2017, solid demand was experienced in major markets with the most significant growth coming from the growing Florida market, as well as hail-affected markets in Colorado, Maryland and Virginia which were partly offset by reduced shipments in California due to unfavourable weather. With continued focus on growing the residential roofing product mix and on the internal cost base as well as improved procurement opportunities, operating profit and margins improved.

Interior Products
This business specialises in the distribution of wallboard, steel studs and acoustical ceiling systems to specialised contractors and demand is driven primarily by new commercial construction activity, although the business also supplies the multi-family home building sector. Allied is the fourth largest Interior Products distributor in the US.

Sales performance in the first half was mixed with declines in weather-affected Hawaii, Maryland, Florida and Texas only partly offset by increased shipments in California. With lower shipments operating profit slightly reduced.

Asia

		Analysis of change
€ million	2016	Exchange	Organic	2017	% change
Sales revenue	274	-9	-21	244	-11%
EBITDA	58	-2	-22	34	-41%
Operating profit	42	-2	-24	16	-62%
EBITDA/sales	21.2%			13.9%
Operating profit/sales	15.3%			6.6%

The table above includes the results from the Philippines together with CRH Asia’s divisional costs.

In addition to our subsidiary businesses in the Philippines, the Group also has a share of profit after tax from our stakes in Yatai Building Materials in China and My Home Industries Limited (MHIL) in India which is reported within the Group’s equity accounted investments as part of profit before tax.

Philippines
Despite strong market fundamentals with residential growth through urbanisation projects, stable flow of remittances from overseas workers and a high government infrastructure budget, major infrastructure projects did not progress as quickly as expected in the first half of 2017.

Volumes were 2% behind 2016 and operating profit and margin were also behind, due to lower selling prices in a very competitive market and also higher fuel and power costs.

China and India – Equity Accounted Investments
Yatai Building Materials benefited from both higher volumes and prices compared to 2016 which was only partly offset by higher fuel costs and operating profit was ahead of 2016.

Cement volumes and prices in MHIL were ahead of the first half of 2016. However, the benefits of the higher volumes and prices were more than offset by higher energy costs and as a result operating profit was lower than the first half of 2016.

Condensed Interim Financial Statements
And Summarised Notes
Six months ended 30 June 2017
Condensed Consolidated Income Statement
			Year ended
	Six months ended 30 June		31 December
	2017	2016	2016
	Unaudited	Unaudited	Audited
	€ m	€ m	€ m

Revenue	12,997	12,693	27,104
Cost of sales	(8,945)	(8,717)	(18,267)
Gross profit	4,052	3,976	8,837
Operating costs	(3,405)	(3,388)	(6,810)
Group operating profit	647	588	2,027
Profit on disposals	45	20	55
Profit before finance costs	692	608	2,082
Finance costs	(155)	(181)	(325)
Finance income	5	3	8
Other financial expense	(39)	(28)	(66)
Share of equity accounted investments’ profit	14	5	42
Profit before tax	517	407	1,741
Income tax expense – estimated at interim	(145)	(114)	(471)
Group profit for the financial period	372	293	1,270

Profit attributable to:
Equity holders of the Company	363	279	1,243
Non-controlling interests	9	14	27
Group profit for the financial period	372	293	1,270

Earnings per Ordinary Share
Basic	43.5c	33.8c	150.2c
Diluted	43.3c	33.6c	149.1c

Condensed Consolidated Statement of Comprehensive Income
Group profit for the financial period	372	293	1,270

Other comprehensive income
Items that may be reclassified to profit or loss in subsequent periods:
Currency translation effects	(650)	(304)	(82)
(Losses)/gains relating to cash flow hedges	(2)	6	14
	(652)	(298)	(68)
Items that will not be reclassified to profit or loss in subsequent periods:
Remeasurement of retirement benefit obligations	91	(284)	(61)
Tax on items recognised directly within other comprehensive income	(15)	50	3
	76	(234)	(58)

Total other comprehensive income for the financial period	(576)	(532)	(126)
Total comprehensive income for the financial period	(204)	(239)	1,144

Attributable to:
Equity holders of the Company	(168)	(242)	1,128
Non-controlling interests	(36)	3	16
Total comprehensive income for the financial period	(204)	(239)	1,144

Condensed Consolidated Balance Sheet

	As at 30	As at 30	As at 31
	June 2017	June 2016	December 2016
	Unaudited	Unaudited	Audited
	€ m	€ m	€ m
ASSETS
Non-current assets
Property, plant and equipment	12,409	12,608	12,690
Intangible assets	7,548	7,691	7,761
Investments accounted for using the equity method	1,247	1,260	1,299
Other financial assets	25	27	26
Other receivables	210	218	212
Derivative financial instruments	46	129	53
Deferred income tax assets	135	194	159
Total non-current assets	21,620	22,127	22,200

Current assets
Inventories	3,115	2,997	2,939
Trade and other receivables	4,865	4,927	3,979
Current income tax recoverable	7	18	4
Derivative financial instruments	60	26	23
Cash and cash equivalents	1,930	1,394	2,449
Total current assets	9,977	9,362	9,394

Total assets	31,597	31,489	31,594

EQUITY
Capital and reserves attributable to the Company’s equity holders
Equity share capital	285	283	284
Preference share capital	1	1	1
Share premium account	6,346	6,160	6,237
Treasury Shares and own shares	(17)	(12)	(14)
Other reserves	256	266	286
Foreign currency translation reserve	24	407	629
Retained income	6,515	5,471	6,472
Capital and reserves attributable to the Company’s equity holders	13,410	12,576	13,895
Non-controlling interests	506	535	548
Total equity	13,916	13,111	14,443

LIABILITIES
Non-current liabilities
Interest-bearing loans and borrowings	7,980	7,940	7,515
Derivative financial instruments	-	3	-
Deferred income tax liabilities	1,890	1,975	2,008
Other payables	416	273	461
Retirement benefit obligations	500	872	591
Provisions for liabilities	666	647	678
Total non-current liabilities	11,452	11,710	11,253

Current liabilities
Trade and other payables	5,000	5,241	4,815
Current income tax liabilities	441	426	394
Interest-bearing loans and borrowings	418	642	275
Derivative financial instruments	6	25	32
Provisions for liabilities	364	334	382
Total current liabilities	6,229	6,668	5,898
Total liabilities	17,681	18,378	17,151

Total equity and liabilities	31,597	31,489	31,594

Condensed Consolidated Statement of Changes in Equity

	Attributable to the equity holders of the Company
			Treasury		Foreign
	Issued	Share	Shares/		currency		Non-
	share	premium	own	Other	translation	Retained	controlling	Total
	capital	account	shares	reserves	reserve	income	Interests	equity
	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m
For the financial period ended 30 June 2017 (unaudited)

At 1 January 2017	285	6,237	(14)	286	629	6,472	548	14,443
Group profit for period	-	-	-	-	-	363	9	372
Other comprehensive income	-	-	-	-	(605)	74	(45)	(576)
Total comprehensive income	-	-	-	-	(605)	437	(36)	(204)
Issue of share capital (net of expenses)	-	47	-	-	-	-	-	47
Share-based payment expense	-	-	-	33	-	-	-	33
Shares acquired by the Employee Benefit Trust (own shares)	-	-	(3)	-	-	-	-	(3)
Shares distributed under the Performance Share Plan Awards	1	62	-	(63)	-	-	-	-
Tax relating to share-based payment expense	-	-	-	-	-	(8)	-	(8)
Dividends (including shares issued in lieu of dividends)	-	-	-	-	-	(386)	(7)	(393)
Transactions involving non-controlling interests	-	-	-	-	-	-	1	1
At 30 June 2017	286	6,346	(17)	256	24	6,515	506	13,916

For the financial period ended 30 June 2016 (unaudited)

At 1 January 2016	282	6,021	(28)	240	700	5,800	529	13,544
Group profit for period	-	-	-	-	-	279	14	293
Other comprehensive income	-	-	-	-	(293)	(228)	(11)	(532)
Total comprehensive income	-	-	-	-	(293)	51	3	(239)
Issue of share capital (net of expenses)	2	139	-	-	-	-	-	141
Share-based payment expense	-	-	-	26	-	-	-	26
Treasury/own shares reissued	-	-	18	-	-	(18)	-	-
Shares acquired by the Employee Benefit Trust (own shares)	-	-	(2)	-	-	-	-	(2)
Tax relating to share-based payment expense	-	-	-	-	-	1	-	1
Dividends (including shares issued in lieu of dividends)	-	-	-	-	-	(363)	(5)	(368)
Non-controlling interests arising on acquisition of subsidiaries	-	-	-	-	-	-	8	8
At 30 June 2016	284	6,160	(12)	266	407	5,471	535	13,111

Condensed Consolidated Statement of Changes in Equity - continued

	Attributable to the equity holders of the Company
			Treasury		Foreign
	Issued	Share	Shares/		currency		Non-
	share	premium	own	Other	translation	Retained	controlling	Total
	capital	account	shares	reserves	reserve	income	Interests	equity
	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m
For the financial year ended 31 December 2016 (audited)

At 1 January 2016	282	6,021	(28)	240	700	5,800	529	13,544
Group profit for year	-	-	-	-	-	1,243	27	1,270
Other comprehensive income	-	-	-	-	(71)	(44)	(11)	(126)
Total comprehensive income	-	-	-	-	(71)	1,199	16	1,144
Issue of share capital (net of expenses)	3	216	-	-	-	-	-	219
Share-based payment expense	-	-	-	46	-	-	-	46
Treasury/own shares reissued	-	-	18	-	-	(18)	-	-
Shares acquired by the Employee Benefit Trust (own shares)	-	-	(4)	-	-	-	-	(4)
Tax relating to share-based payment expense	-	-	-	-	-	12	-	12
Dividends (including shares issued in lieu of dividends)	-	-	-	-	-	(519)	(8)	(527)
Non-controlling interests arising on acquisition of subsidiaries	-	-	-	-	-	-	9	9
Transactions involving non-controlling interests	-	-	-	-	-	(2)	2	-
At 31 December 2016	285	6,237	(14)	286	629	6,472	548	14,443

Condensed Consolidated Statement of Cash Flows

			Year ended
	Six months ended 30 June		31 December
	2017	2016	2016
	Unaudited	Unaudited	Audited
	€ m	€ m	€ m
Cash flows from operating activities
Profit before tax	517	407	1,741
Finance costs (net)	189	206	383
Share of equity accounted investments’ profit	(14)	(5)	(42)
Profit on disposals	(45)	(20)	(55)
Group operating profit	647	588	2,027
Depreciation charge	494	497	1,009
Amortisation of intangible assets	34	35	71
Impairment charge	-	-	23
Share-based payment expense	33	26	46
Other (primarily pension payments)	11	(1)	(65)
Net movement on working capital and provisions	(1,021)	(814)	56
Cash generated from operations	198	331	3,167
Interest paid (including finance leases)	(145)	(169)	(346)
Corporation tax paid	(102)	(93)	(481)
Net cash (outflow)/inflow from operating activities	(49)	69	2,340

Cash flows from investing activities
Proceeds from disposals (net of cash disposed and deferred proceeds)	145	140	283
Interest received	5	3	8
Dividends received from equity accounted investments	15	15	40
Purchase of property, plant and equipment	(513)	(408)	(853)
Acquisition of subsidiaries (net of cash acquired)	(591)	(117)	(149)
Other investments and advances	(8)	(4)	(7)
Deferred and contingent acquisition consideration paid	(33)	(26)	(57)
Net cash outflow from investing activities	(980)	(397)	(735)

Cash flows from financing activities
Proceeds from issue of shares (net)	33	10	52
Increase in interest-bearing loans, borrowings and finance leases	1,282	379	600
Net cash flow arising from derivative financial instruments	33	26	(5)
Premium paid on early debt redemption	(19)	-	-
Treasury/own shares purchased	(3)	(2)	(4)
Repayment of interest-bearing loans, borrowings and finance leases	(344)	(942)	(2,015)
Dividends paid to equity holders of the Company	(372)	(232)	(352)
Dividends paid to non-controlling interests	(7)	(5)	(8)
Net cash inflow/(outflow) from financing activities	603	(766)	(1,732)
Decrease in cash and cash equivalents	(426)	(1,094)	(127)

Reconciliation of opening to closing cash and cash equivalents
Cash and cash equivalents at beginning of period	2,449	2,518	2,518
Translation adjustment	(93)	(30)	58
Decrease in cash and cash equivalents	(426)	(1,094)	(127)
Cash and cash equivalents at end of period	1,930	1,394	2,449

Supplementary Information

Selected Explanatory Notes to the Condensed Consolidated Interim Financial Statements

1.
Basis of Preparation and Accounting Policies

Basis of Preparation

The financial information presented in this report has been prepared in accordance with the Group’s accounting policies under International Financial Reporting Standards (IFRS) as approved by the European Union and as issued by the International Accounting Standards Board (IASB) and in accordance with IAS 34 Interim Financial Reporting.

These Condensed Consolidated Interim Financial Statements do not include all the information and disclosures required in the Annual Consolidated Financial Statements and should be read in conjunction with the Group’s 2016 Annual Report and Form 20-F.

The accounting policies and methods of computation employed in the preparation of the Condensed Consolidated Interim Financial Statements are the same as those employed in the preparation of the most recent Annual Consolidated Financial Statements in respect of the year ended 31 December 2016, except for the adoption of standard amendments effective as of 1 January 2017.

Adoption of IFRS and International Financial Reporting Interpretations Committee (IFRIC) interpretations

The following standard amendments became effective for the Group as of 1 January 2017:
●
Amendments to IAS 7 – Disclosure Initiative
●
Amendments to IAS 12 – Recognition of Deferred Tax Assets for Unrealised Losses
●
Annual Improvements to IFRSs: 2014 – 2016 Cycle – IFRS 12 Amendments
The application of these amendments did not result in material changes to the Group’s Condensed Consolidated Financial Statements.

IFRS and IFRIC interpretations being adopted in subsequent years

As outlined in the Group’s 2016 Annual Report and Form 20-F there are a number of new standards effective for the Group in future years. A number of project teams have been formed to evaluate and implement those standards and an update on those projects has been provided below. This update should be read in conjunction with the disclosure in the accounting policies section of the 2016 Annual Report and Form 20-F.

IFRS 9 Financial Instruments
IFRS 9 Financial Instruments addresses the classification, measurement and derecognition of financial assets and financial liabilities, introduces new rules for hedge accounting and a new impairment model for financial assets. IFRS 9 is effective from 1 January 2018. The Group will adopt IFRS 9 in accordance with the transition provisions set out in the standard. The Group is currently assessing the effects of applying IFRS 9, and although our assessment is ongoing we do not expect a material impact on the Financial Statements.

IFRS 15 Revenue from Contracts with Customers
IFRS 15 Revenue from Contracts with Customers will replace IAS 18 Revenue, IAS 11 Construction Contracts and related interpretations. The new standard is applicable from 1 January 2018. IFRS 15 introduces a number of new concepts and requirements and also provides guidance and clarification on existing practice. CRH will adopt IFRS 15 by applying the modified retrospective approach.

Our initial assessment of IFRS 15 identified the following areas of focus:

●
Variable consideration
●
Warranty obligations
●
Bundling and unbundling of contracts to determine performance obligations
●
Loss-making contracts
●
Disclosure requirements

A detailed assessment is continuing in 2017 but no new areas of focus have been identified. While our assessment of the effects of applying the new standard is ongoing we do not expect a material impact on the Financial Statements however it will result in increased disclosures.

1.
Basis of Preparation and Accounting Policies - continued

IFRS 16 Leases
IFRS 16 Leases was issued in January 2016 and replaces IAS 17 Leases, IFRIC 4 Determining Whether an Arrangement Contains a Lease, SIC-15 - Operating Leases - Incentives and SIC-27 - Evaluating the Substance of Transactions Involving the Legal Form of a Lease. The new standard is mandatorily effective from 1 January 2019. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for the majority of leases under a single on-balance sheet model, similar to the accounting for finance leases under IAS 17.

The adoption of the new standard will have a material impact on the Group’s Consolidated Income Statement and Consolidated Balance Sheet, as follows:

Income Statement
Operating expenses and cost of sales will decrease, as the Group currently recognises operating lease expenses in either cost of sales, selling and distribution or administration expenses (depending on the nature of the lease). The Group’s operating lease expense for the first half of 2017 was €320 million (H1 2016: €278 million) and is disclosed in note 11 to these Condensed Consolidated Interim Financial Statements.

Depreciation and finance costs as currently reported in the Group’s Income Statement will increase, as under the new standard a right-of-use asset will be capitalised and depreciated over the term of the lease with an associated finance cost applied annually to the lease liability.

Balance Sheet
At transition date the Group will calculate the lease commitments outstanding at that date (along with payments for renewal options which are reasonably certain to be exercised) and apply the appropriate discount rate to calculate the present value of the lease commitment which will be recognised as a liability and a right-of-use asset on the Group’s balance sheet. CRH will adopt the new standard by applying the modified retrospective approach.

The Group’s commitment outstanding on all operating leases as at 30 June 2017 is €2,220 million (H1 2016: €2,070 million) (see note 12 to these Condensed Consolidated Interim Financial Statements). The Group’s commitment as at 30 June 2017 provides an indication of the scale of leases held and how significant leases currently are to CRH’s business. However, this amount should not be used as a proxy for the impact of IFRS 16 on the Consolidated Balance Sheet as it excludes renewal options that are reasonably certain of being exercised (and thus will impact the term of the lease) and it is not discounted.

The Group is continuing to assess the impact of the new standard. The Group is focused on calculating the appropriate discount rate to apply at transition and to evaluate which practical expedients will be availed of on transition.

Impairment

As at 30 June 2017, the Group performed a review of indicators of impairment relating to goodwill allocated to cash-generating units for which sensitivity analysis of the recoverable amounts was disclosed in the year-end 2016 Consolidated Financial Statements. The carrying values of items of property, plant and equipment were also reviewed for indicators of impairment. These reviews did not give rise to any impairment charges in the first half of 2017 (H1 2016: €nil). While we have not identified any impairments in our half-year review, we recognise that the economic environment in some of the Group’s markets remains challenging. As part of our annual process we will be updating our impairment reviews prior to the finalisation of the full year Consolidated Financial Statements for 2017, and will assess the impact of the items noted above (and of our consequential management actions) to determine whether they have an impact on the long-term valuation of our cash-generating units.

Going Concern

The Group has considerable financial resources and a large number of customers and suppliers across different geographic areas and industries. In addition, the local nature of building materials means that the Group’s products are not usually shipped cross-border.

Having assessed the relevant business risks, the Directors believe that the Group is well placed to manage these risks successfully and they have a reasonable expectation that CRH plc, and the Group as a whole, has adequate resources to continue in operational existence for the foreseeable future with no material uncertainties. For this reason, the Directors continue to adopt the going concern basis in preparing the Condensed Consolidated Interim Financial Statements.

1.
Basis of Preparation and Accounting Policies - continued

Translation of Foreign Currencies

The financial information is presented in euro. Results and cash flows of operations based in non-euro countries have been translated into euro at average exchange rates for the period, and the related balance sheets have been translated at the rates of exchange ruling at the balance sheet date. The principal rates used for translation of results, cash flows and balance sheets into euro were:

	Average			Period end
	Six months ended		Year ended	Six months ended		Year ended
	30 June		31 December	30 June		31 December
euro 1 =	2017	2016	2016	2017	2016	2016

Brazilian Real	3.4431	4.1295	3.8561	3.7600	3.5898	3.4305
Canadian Dollar	1.4453	1.4844	1.4659	1.4785	1.4384	1.4188
Chinese Renminbi	7.4448	7.2965	7.3522	7.7385	7.3755	7.3202
Hungarian Forint	309.4213	312.7135	311.4379	308.9700	317.0600	309.8300
Indian Rupee	71.1760	75.0019	74.3717	73.7445	74.9603	71.5935
Philippine Peso	54.0769	52.3278	52.5555	57.5750	52.2410	52.2680
Polish Zloty	4.2690	4.3688	4.3632	4.2259	4.4362	4.4103
Pound Sterling	0.8606	0.7788	0.8195	0.8793	0.8265	0.8562
Romanian Leu	4.5370	4.4956	4.4904	4.5523	4.5234	4.5390
Serbian Dinar	123.3140	122.9869	123.1356	120.5000	123.2547	123.4600
Swiss Franc	1.0766	1.0960	1.0902	1.0930	1.0867	1.0739
Ukrainian Hryvnia	28.9707	28.4216	28.2812	29.7331	27.5700	28.6043
US Dollar	1.0830	1.1159	1.1069	1.1412	1.1102	1.0541

2.
Key Components of Performance for the First Half of 2017

€ million	Sales revenue	EBITDA	Operating profit	Profit on disposals	Finance costs (net)	Assoc. and JV PAT	Pre-tax profit

First half 2016	12,693	1,120	588	20	(206)	5	407
Exchange effects	49	(1)	(3)	(1)	(4)	1	(7)
2016 at 2017 rates	12,742	1,119	585	19	(210)	6	400
- Incremental impact in 2017 of:
- 2016/2017 acquisitions	173	16	(1)	-	(3)	-	(4)
- 2016/2017 divestments	(101)	(6)	(1)	19	-	-	18
- LH Assets integration costs	-	25	25	-	16	-	41
- Early bond redemption	-	-	-	-	(19)	-	(19)
- Organic	183	21	39	7	27	8	81
First half 2017	12,997	1,175	647	45	(189)	14	517

% Total change	2%	5%	10%				27%

3.
Seasonality

Activity in the construction industry is characterised by cyclicality and is dependent to a considerable extent on the seasonal impact of weather in the Group’s operating locations, with activity in some markets reduced significantly in winter due to inclement weather. As shown in the tables on page 20, the Group’s operations exhibit a high degree of seasonality and can be significantly impacted by the timing of acquisitions and divestments; for example first half EBITDA in the 2016 financial year accounted for 36% of the EBITDA reported for the full year 2016.

4.
Segment Information

					Year ended 31
	Six months ended 30 June - Unaudited				December - Audited
	2017		2016 (i)		2016 (i)
	€ m	%	€ m	%	€ m	%
Revenue
Europe Heavyside	3,353	25.8	3,411	26.9	6,945	25.6
Europe Lightside	721	5.5	703	5.5	1,392	5.2
Europe Distribution	2,011	15.5	1,982	15.6	4,066	15.0
Americas Materials	3,166	24.4	2,975	23.4	7,598	28.0
Americas Products	2,355	18.1	2,249	17.7	4,280	15.8
Americas Distribution	1,147	8.8	1,099	8.7	2,315	8.5
Asia	244	1.9	274	2.2	508	1.9
	12,997	100.0	12,693	100.0	27,104	100.0
EBITDA
Europe Heavyside	351	29.9	352	31.4	781	24.9
Europe Lightside	59	5.0	59	5.3	137	4.4
Europe Distribution	93	7.9	88	7.8	206	6.6
Americas Materials	288	24.5	251	22.4	1,204	38.5
Americas Products	295	25.1	264	23.6	543	17.3
Americas Distribution	55	4.7	48	4.3	150	4.8
Asia	34	2.9	58	5.2	109	3.5
	1,175	100.0	1,120	100.0	3,130	100.0
Depreciation, amortisation and impairment
Europe Heavyside	173	32.8	189	35.5	395	35.8
Europe Lightside	20	3.8	22	4.2	45	4.1
Europe Distribution	31	5.9	35	6.6	76	6.9
Americas Materials	201	38.1	190	35.7	386	35.0
Americas Products	70	13.2	65	12.2	132	12.0
Americas Distribution	15	2.8	15	2.8	31	2.8
Asia	18	3.4	16	3.0	38	3.4
	528	100.0	532	100.0	1,103	100.0
Operating profit
Europe Heavyside	178	27.5	163	27.7	386	19.1
Europe Lightside	39	6.0	37	6.4	92	4.5
Europe Distribution	62	9.6	53	9.0	130	6.4
Americas Materials	87	13.4	61	10.4	818	40.3
Americas Products	225	34.8	199	33.8	411	20.3
Americas Distribution	40	6.2	33	5.6	119	5.9
Asia	16	2.5	42	7.1	71	3.5
	647	100.0	588	100.0	2,027	100.0
Profit/(loss) on disposals
Europe Heavyside	26		6		24
Europe Lightside	-		2		1
Europe Distribution	1		12		13
Americas Materials	11		(12)		(19)
Americas Products	5		10		34
Americas Distribution	2		2		2
Asia	-		-		-
	45		20		55

4.
Segment Information – continued

					Year ended 31
	Six months ended 30 June - Unaudited				December - Audited
	2017		2016 (i)		2016 (i)
	€ m		€ m		€ m
Reconciliation of Group operating profit to profit before tax:
Group operating profit (analysed on page 20)	647		588		2,027
Profit on disposals	45		20		55
Profit before finance costs	692		608		2,082
Finance costs less income	(150)		(178)		(317)
Other financial expense	(39)		(28)		(66)
Share of equity accounted investments’ profit	14		5		42
Profit before tax	517		407		1,741

					Year ended 31
	Six months ended 30 June - Unaudited				December - Audited
	2017		2016 (i)		2016 (i)
Total assets	€ m	%	€ m	%	€ m	%
Europe Heavyside	8,441	30.0	8,636	30.4	8,383	30.4
Europe Lightside	1,158	4.1	1,175	4.1	1,084	4.0
Europe Distribution	2,267	8.1	2,331	8.2	2,160	7.8
Americas Materials	9,384	33.3	9,257	32.5	8,970	32.5
Americas Products	4,251	15.1	4,312	15.2	4,275	15.5
Americas Distribution	1,198	4.3	1,181	4.2	1,152	4.2
Asia	1,448	5.1	1,549	5.4	1,557	5.6
	28,147	100.0	28,441	100.0	27,581	100.0

Reconciliation to total assets as reported in the Condensed Consolidated Balance Sheet:

Investments accounted for using the equity method	1,247		1,260		1,299
Other financial assets	25		27		26
Derivative financial instruments (current and non-current)	106		155		76
Income tax assets (current and deferred)	142		212		163
Cash and cash equivalents	1,930		1,394		2,449
Total assets	31,597		31,489		31,594

(i)
During 2017, our dedicated European landscaping businesses previously included within our Europe Heavyside segment were reorganised to form a new platform, Architectural Products, within our Europe Lightside segment. Comparative segment amounts for 2016 have been restated where necessary to reflect the new format for segmentation.

5.
Earnings per Ordinary Share

The computation of basic and diluted earnings per Ordinary Share is set out below:

			Year ended
	Six months ended 30 June		31 December
	Unaudited	Unaudited	Audited
	2017	2016	2016
Numerator computations	€ m	€ m	€ m
Group profit for the financial period	372	293	1,270
Profit attributable to non-controlling interests	(9)	(14)	(27)
Numerator for basic and diluted earnings per Ordinary Share	363	279	1,243

	Number of	Number of	Number of
Denominator computations	Shares	Shares	Shares
Weighted average number of Ordinary Shares (millions) outstanding for the financial period	834.4	825.1	827.8
Effect of dilutive potential Ordinary Shares (share options) (millions)	4.3	4.9	6.1
Denominator for diluted earnings per Ordinary Share (millions)	838.7	830.0	833.9

Earnings per Ordinary Share	€ cent	€ cent	€ cent
- basic	43.5	33.8	150.2
- diluted	43.3	33.6	149.1

6.
Dividends
			Year ended
	Six months ended 30 June		31 December
	Unaudited	Unaudited	Audited
	2017	2016	2016
Net dividend paid per share (€ cent)	46.2	44.0	62.8
Net dividend declared for the period (€ cent)	19.2	18.8	65.0
Dividend cover (Earnings per share/Dividend declared per share)	2.3x	1.8x	2.3x

7.
Net Finance Costs
			Year ended
	Six months ended 30 June		31 December
	Unaudited	Unaudited	Audited
	2017	2016	2016
	€ m	€ m	€ m
Finance costs	155	181	325
Finance income	(5)	(3)	(8)
Other financial expense	39	28	66
Total net finance costs	189	206	383

The overall total is analysed as follows:
Net finance costs on interest-bearing loans and borrowings and cash and cash equivalents	152	177	319
Net (credit)/cost re change in fair value of derivatives and fixed rate debt	(2)	1	(2)
Net debt-related interest costs	150	178	317
Premium paid on early debt redemption	19	-	-
Net pension-related finance cost	5	6	12
Charge to unwind discount on provisions/deferred and contingent consideration	15	22	54
Total net finance costs	189	206	383

8.
 Net Debt

	As at 30 June		As at 30 June		As at 31 December
	Unaudited		Unaudited		Audited
	Fair value	Book value	Fair value	Book value	Fair value	Book value
	2017		2016		2016
Net debt	€ m	€ m	€ m	€ m	€ m	€ m
Non-current assets
Derivative financial instruments	46	46	129	129	53	53
Current assets
Derivative financial instruments	60	60	26	26	23	23
Cash and cash equivalents	1,930	1,930	1,394	1,394	2,449	2,449
Non-current liabilities
Interest-bearing loans and borrowings	(8,453)	(7,980)	(8,469)	(7,940)	(7,961)	(7,515)
Derivative financial instruments	-	-	(3)	(3)	-	-
Current liabilities
Interest-bearing loans and borrowings	(418)	(418)	(642)	(642)	(275)	(275)
Derivative financial instruments	(6)	(6)	(25)	(25)	(32)	(32)
Group net debt	(6,841)	(6,368)	(7,590)	(7,061)	(5,743)	(5,297)

Gross debt, net of derivatives, matures as follows:
	As at 30		As at 30			As at 31
		June		June	December
		2017		2016		2016
		€ m		€ m		€ m
Within one year		364		641		284
Between one and two years		740		794		615
Between two and five years		1,688		2,238		2,220
After five years		5,506		4,782		4,627
Total		8,298		8,455		7,746

Reconciliation of opening to closing net debt:
	As at 30 June	As at 30 June	As at 31 December
	Unaudited	Unaudited	Audited
	2017	2016	2016
	€ m	€ m	€ m
At beginning of period	(5,297)	(6,618)	(6,618)
Debt in acquired companies	(2)	(3)	(3)
Increase in interest-bearing loans, borrowings and finance leases	(1,282)	(379)	(600)
Net cash flow arising from derivative financial instruments	(33)	(26)	5
Repayment of interest-bearing loans, borrowings and finance leases	344	942	2,015
Decrease in cash and cash equivalents	(426)	(1,094)	(127)
Mark-to-market adjustment	-	(1)	21
Translation adjustment	328	118	10
At end of period	(6,368)	(7,061)	(5,297)

8.
Net Debt - continued

Market capitalisation
Market capitalisation, calculated as the period-end share price multiplied by the number of Ordinary Shares in issue, is as follows:

			As at 31
	As at 30 June	As at 30 June	December
	Unaudited	Unaudited	Audited
	2017	2016	2016
	€m	€m	€m
Market capitalisation at period-end	25,906	21,571	27,442

Liquidity information - borrowing facilities
The Group manages its borrowing ability by entering into committed borrowing agreements. Revolving committed bank facilities are generally available to the Group for periods of up to five years from the date of inception. The undrawn committed facilities available as at the balance sheet date, in respect of which all conditions precedent had been met, mature as follows:

			As at 31
	As at 30 June	As at 30 June	December
	Unaudited	Unaudited	Audited
	2017	2016	2016
	€m	€m	€m
Within one year	63	157	197
Between one and two years	-	37	-
Between two and five years	3,550	-	2,837
After five years	40	2,550	-
	3,653	2,744	3,034

Lender covenants
The Group’s major bank facilities require the Group to maintain certain financial covenants. Non-compliance with financial covenants would give the relevant lenders the right to terminate facilities and demand early repayment of any sums drawn thereunder thus altering the maturity profile of the Group’s debt and the Group’s liquidity. Calculations for financial covenants are completed for twelve-month periods half-yearly on 30 June and 31 December. The Group was in full compliance with its financial covenants throughout each of the periods presented. The Group is not aware of any stated events of default as defined in the Agreements.

The financial covenants are:

(1)
Minimum interest cover defined as rolling 12 months’ PBITDA/net interest (all as defined in the relevant agreement) cover at no lower than 4.5 times (30 June 2016: 4.5 times). As at 30 June 2017, the ratio was 11.2 times (30 June 2016: 9.1 times).

(2)
Minimum net worth defined as total equity plus deferred tax liabilities and capital grants less repayable capital grants being in aggregate no lower than €6.2 billion (30 June 2016: €6.3 billion) (such minimum being adjusted for foreign exchange translation impacts). As at 30 June 2017, net worth (as defined in the relevant agreement) was €15.8 billion (30 June 2016: €15.1 billion).

Net debt metrics
The net debt metrics based on net debt as shown in note 8, EBITDA as defined on page 32 and net debt-related interest as shown in note 7 are as follows:
				Year ended
		Six months ended 30 June		31 December
		Unaudited	Unaudited	Audited
		2017	2016	2016
EBITDA net interest cover (times)	-six months to 30 June	7.8	6.3	-
	-rolling 12 months	11.0	8.3	9.9
EBIT net interest cover (times)	-six months to 30 June	4.3	3.3	-
	-rolling 12 months	7.2	5.0	6.4

Net debt as a percentage of market capitalisation		25%	33%	19%
Net debt as a percentage of total equity		46%	54%	37%

9.
Fair Value of Financial Instruments

The table below sets out the valuation basis of financial instruments held at fair value by the Group:
	Level 2 (i)			Level 3 (i)
	As at 30 June		As at 31 December	As at 30 June		As at 31 December
	Unaudited		Audited	Unaudited		Audited
	2017	2016	2016	2017	2016	2016
Assets measured at fair value	€ m	€ m	€ m	€ m	€ m	€ m
Fair value hedges: cross-currency and interest rate swaps	45	122	46	-	-	-
Cash flow hedges: cross-currency, interest rate swaps and commodity forwards	3	-	3	-	-	-
Net investment hedges: cross-currency swaps	58	23	21	-	-	-
Not designated as hedges (held for trading): interest rate swaps	-	10	6	-	-	-
Total	106	155	76	-	-	-
Liabilities measured at fair value
Cash flow hedges: cross-currency, interest rate swaps and commodity forwards	(1)	(6)	(1)	-	-	-
Net investment hedges: cross-currency swaps	(4)	(14)	(31)	-	-	-
Not designated as hedges (held for trading): interest rate swaps	(1)	(8)	-	-	-	-
Contingent consideration	-	-	-	(122)	(123)	(136)
Total	(6)	(28)	(32)	(122)	(123)	(136)

The carrying amount of current and non-current trade and other receivables and trade and other payables approximate their fair value largely due to the short-term maturities and nature of these instruments. There were no transfers between Levels 2 and 3 during the periods.

There were no significant changes in contingent consideration recognised in profit or loss or other comprehensive income in the current period. Further details in relation to the inputs into valuation models for contingent consideration are available in the Group’s 2016 Annual Report and Form 20-F.

(i)
For financial reporting purposes, fair value measurements are categorised into Level 1, 2 or 3 based on the degree to which inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety. Further details in relation to fair value hierarchy are available in the Group’s 2016 Annual Report and Form 20-F.

10.
Share of Equity Accounted Investments’ Profit

The Group’s share of joint ventures’ and associates’ profit after tax is equity accounted and is presented as a single line item in the Condensed Consolidated Income Statement; it is analysed as follows between the principal Condensed Consolidated Income Statement captions:

			Year ended
	Six months ended 30 June		31 December
	Unaudited	Unaudited	Audited
	2017	2016	2016
	€ m	€ m	€ m
Group share of:
Revenue	632	578	1,249
EBITDA	58	50	137
Operating profit	24	18	71
Profit after tax	14	5	42

Analysis of Group share of profit after tax:
Share of joint ventures’ profit after tax	14	17	51
Share of associates’ loss after tax	-	(12)	(9)
Share of equity accounted investments’ profit after tax	14	5	42

11.
Operating Lease Rentals
			Year ended
	Six months ended 30 June		31 December
	Unaudited	Unaudited	Audited
	2017	2016	2016
	€ m	€ m	€ m
Hire of plant and machinery	137	104	266
Land and buildings	156	149	292
Other operating leases	27	25	58
Total	320	278	616

12.
Commitments under Operating Leases

The Group has entered into operating leases for a range of assets principally relating to property across the US and Europe. Lease commitments are provided for up to the earliest break clause in the lease. These property leases have varying terms, escalation clauses and renewal rights including periodic rent reviews linked with a consumer price index and/or other indices. The Group also leases plant and machinery, vehicles and equipment under operating leases. The terms and conditions of these operating leases do not impose any significant financial restriction on the Group.

			Year ended
	Six months ended 30 June		31 December
	Unaudited	Unaudited	Audited
	2017	2016	2016
	€ m	€ m	€ m

Within one year	406	361	402
After one year but not more than five years	1,000	900	978
More than five years	814	809	791
	2,220	2,070	2,171

13.
Acquisitions

The acquisitions completed during the period ended 30 June 2017 by reportable segment, together with the completion dates, are detailed below; these transactions entailed the acquisition of an effective 100% stake except where indicated to the contrary:

Europe Heavyside:

UK: J.B. Riney & Co. Ltd. (12 May).

Americas Materials:

Canada: Carrières St-Jacques Inc. (22 February), K.J. Beamish Construction Co. Ltd. (26 May);
Colorado: Connell Resources (24 February);
Connecticut: Costello Industries, Inc. (4 January);
Indiana: Mulzer Crushed Stone, Inc. (10 February);
Minnesota: Hardrives, Inc. (24 February), Chard Tiling and Excavating and Rivers Edge (24 February);
Washington: Columbia Asphalt (13 February).

Americas Products:

Arkansas: Advanced Environmental Recycling Technologies, Inc. (1 May);
Texas: Duravault, Inc. (11 May).

The following table analyses the 11 acquisitions (H1 2016: 9 acquisitions) by reportable segment and provides details of the goodwill and consideration figures arising in each of those segments:

	Six months ended 30 June - unaudited
Reportable segments	Number of acquisitions		Goodwill		Consideration
	2017	2016	2017	2016	2017	2016
			€ m	€ m	€ m	€ m
Europe Heavyside	1	1	1	-	11	2
Europe Lightside	-	2	-	10	-	22
Europe	1	3	1	10	11	24

Americas Materials	8	2	144	9	514	75
Americas Products	2	4	56	6	102	33
Americas	10	6	200	15	616	108

Total Group	11	9	201	25	627	132
Adjustments to provisional fair values of prior period acquisitions			-	30	(1)	4
Total			201	55	626	136

None of the acquisitions completed during the financial period were considered sufficiently material to warrant separate disclosure of the attributable fair values. The initial assignment of fair values to identifiable net assets acquired has been performed on a provisional basis in respect of certain acquisitions; any amendments to these fair values made during the subsequent reporting window (within the measurement period imposed by IFRS 3 Business Combinations) will be subject to subsequent disclosure.

13.
Acquisitions – continued

The identifiable net assets acquired, including adjustments to provisional fair values, were as follows:

			Year ended
	Six months ended 30 June		31 December
	Unaudited	Unaudited	Audited
	2017	2016	2016
ASSETS	€ m	€ m	€ m
Non-current assets
Property, plant and equipment	355	15	19
Intangible assets	21	10	14
Retirement benefit obligations	2	-	-
Total non-current assets	378	25	33

Current assets
Inventories	52	14	9
Trade and other receivables (i)	40	28	28
Cash and cash equivalents	3	4	4
Total current assets	95	46	41

LIABILITIES
Trade and other payables	(43)	(22)	(14)
Provisions for liabilities	-	26	18
Retirement benefit obligations	-	(1)	(1)
Interest-bearing loans and borrowings and finance leases	(2)	(3)	(3)
Current income tax liabilities	-	-	4
Deferred income tax liabilities	(3)	18	35
Total liabilities	(48)	18	39

Total identifiable net assets at fair value	425	89	113
Goodwill arising on acquisition (ii)	201	55	71
Non-controlling interests*	-	(8)	(9)
Total consideration	626	136	175

Consideration satisfied by:
Cash payments	594	121	153
Deferred consideration (stated at net present cost)	33	15	21
Contingent consideration	(1)	-	1
Total consideration	626	136	175

NET CASH OUTLFOW ARISING ON ACQUISITIONS
Cash consideration	594	121	153
Less: cash and cash equivalents acquired	(3)	(4)	(4)
Total outflow in the Consolidated Statement of Cash Flows	591	117	149

*Non-controlling interests are measured at the proportionate share of net assets.

Footnotes (i) and (ii) appear on page 29.

13.
Acquisitions – continued

Post-acquisition impact

The post-acquisition sales impact of acquisitions completed during the period amounted to €128 million; the profit impact was not material. The revenue and profit of the Group determined in accordance with IFRS for the period ended 30 June 2017 would not have been materially different than reported on page 12 if the acquisition date for all business combinations completed during the period had been as of the beginning of that period.

There have been no acquisitions completed subsequent to the balance sheet date which would be individually material to the Group, thereby requiring disclosure under either IFRS 3 or IAS 10 Events after the Balance Sheet Date.

Acquisition-related costs

Acquisition-related costs, excluding post-acquisition integration costs, amounting to €5 million (H1 2016: €1 million) have been included in operating costs in the Condensed Consolidated Income Statement.

Footnotes to the acquisition balance sheet on page 28

(ii)
The gross contractual value of trade and other receivables as at the respective dates of acquisition amounted to €41 million (H1 2016: €28 million). The fair value of these receivables is €40 million (all of which is expected to be recoverable) (H1 2016: €28 million).

(iii)
The principal factor contributing to the recognition of goodwill on acquisitions entered into by the Group is the realisation of cost savings and other synergies with existing entities in the Group which do not qualify for separate recognition as intangible assets. Due to the asset-intensive nature of operations in the Europe Heavyside and Americas Materials business segments, no significant intangible assets are recognised on business combinations in these segments. €145 million of the goodwill recognised in respect of acquisitions completed in the first half of 2017 is expected to be deductible for tax purposes (H1 2016: €15 million).

14.
Future Purchase Commitments for Property, Plant and Equipment

			Year ended
	Six months ended 30 June		31 December
	Unaudited	Unaudited	Audited
	2017	2016	2016
	€m	€m	€m

Contracted for but not provided in these Condensed Consolidated Interim Financial Statements	371	292	309

15.
Related Party Transactions

There have been no related party transactions or changes in the nature and scale of the related party transactions described in the 2016 Annual Report and Form 20-F that could have had a material impact on the financial position or performance of the Group in the first six months of 2017.

16.
Taxation

The taxation expense for the interim period is an estimate based on the expected full year effective tax rate on full year profits.

17.
Retirement Benefit Obligations

The Group operates either defined benefit or defined contribution pension schemes in all of its principal operating areas.

In consultation with the actuaries to the various defined benefit pension schemes (including post-retirement healthcare obligations, where relevant), the valuations of the applicable assets and liabilities have been marked-to-market as at the end of the financial period taking account of prevailing bid values, actual investment returns, corporate bond yields and other matters such as updated actuarial valuations conducted during the period.

Financial assumptions

The discount rates employed in the valuation of all scheme assets and liabilities are as follows:

			Year ended
	Six months ended 30 June		31 December
	Unaudited	Unaudited	Audited
	2017	2016	2016
	%	%	%
Eurozone	2.09	1.75	1.86
Switzerland	0.74	0.35	0.65
United States and Canada	3.65	3.52	4.01

The following table provides a reconciliation of scheme assets (at bid value) and the actuarial value of scheme liabilities (using the aforementioned assumptions):
	Six months ended 30 June - unaudited
	Assets		Liabilities		Net liability
	2017	2016	2017	2016	2017	2016
	€ m	€ m	€ m	€ m	€ m	€ m
At 1 January	2,556	2,399	(3,147)	(2,987)	(591)	(588)
Administration expenses	(1)	(2)	-	-	(1)	(2)
Current service cost	-	-	(32)	(30)	(32)	(30)
Past service costs	-	-	(3)	-	(3)	-
Interest income on scheme assets	25	29	-	-	25	29
Interest cost on scheme liabilities	-	-	(30)	(35)	(30)	(35)
Arising on acquisition	2	-	-	(1)	2	(1)
Remeasurement adjustments:
-return on scheme assets excluding interest income	41	46	-	-	41	46
-experience variations	-	-	-	1	-	1
-actuarial gain/(loss) from changes in financial assumptions	-	-	50	(331)	50	(331)
Employer contributions paid	25	33	-	-	25	33
Contributions paid by plan participants	7	6	(7)	(6)	-	-
Benefit and settlement payments	(51)	(64)	51	64	-	-
Translation adjustment	(47)	(15)	61	21	14	6
At 30 June	2,557	2,432	(3,057)	(3,304)	(500)	(872)
Related deferred income tax asset					108	161
Net retirement benefit obligations					(392)	(711)

18.
Events After The Balance Sheet Date

Post 30 June 2017 the Group reached agreement on two further transactions; the divestment of our Distribution business in the Americas, and the acquisition of Fels, a leading lime and aggregates business in Germany. Both transactions are subject to regulatory approval. Further details are provided in a separate Development Update also released today.

19.
Statutory Accounts and Audit Opinion

The financial information presented in this interim report does not represent full statutory accounts and has not been reviewed or audited by the Company’s auditors. Full statutory accounts for the year ended 31 December 2016 prepared in accordance with IFRS, upon which the auditors have given an unqualified audit report, have been filed with the Registrar of Companies.

20.
Board Approval

This announcement was approved by the Board of Directors of CRH plc on 23 August 2017.

21.
Distribution of Interim Report

This interim report is available on the Group’s website (www.crh.com). A printed copy is available to the public at the Company’s registered office. Details of the Scrip Dividend Offer in respect of the interim 2017 dividend will be posted to shareholders on 22 September 2017.

Glossary of Alternative Performance Measures

CRH uses a number of alternative performance measures (APM) to monitor financial performance. These measures are referred to throughout the discussion of our reported financial position and operating performance throughout this document and are measures which are regularly reviewed by CRH management. The APM may not be uniformly defined by all companies and accordingly they may not be directly comparable with similarly titled measures and disclosures by other companies.

Certain information presented is derived from amounts calculated in accordance with IFRS but is not itself an expressly permitted GAAP measure.

The APM as summarised below should not be viewed in isolation or as an alternative to the equivalent GAAP measure.

EBITDA

EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ profit after tax and is quoted by management, in conjunction with other GAAP and non-GAAP financial measures, to aid investors in their analysis of the performance of the Group and to assist investors in the comparison of the Group’s performance with that of other companies.

EBITDA and operating profit by segment are monitored by management in order to allocate resources between segments and to assess performance. Given that net finance costs and income tax are managed on a centralised basis, these items are not allocated between operating segments for the purpose of the information presented to the Chief Operating Decision Maker.

Operating profit (EBIT) is defined as earnings before interest, tax, profit on disposals and the Group’s share of equity accounted investments’ profit after tax.

A reconciliation of Group profit before tax to EBITDA is presented below:

			Year ended
	Six months ended 30 June		31 December
	Unaudited	Unaudited	Audited
	2017	2016	2016
	€ m	€ m	€ m
Group profit for the financial period	372	293	1,270
Income tax expense	145	114	471
Profit before tax	517	407	1,741
Share of equity accounted investments’ profit	(14)	(5)	(42)
Other financial expense	39	28	66
Finance costs less income	150	178	317
Profit before finance costs	692	608	2,082
Profit on disposals	(45)	(20)	(55)
Group operating profit	647	588	2,027
Depreciation charge	494	497	1,009
Amortisation of intangibles	34	35	71
Impairment charge	-	-	23
EBITDA	1,175	1,120	3,130

Net debt

Net debt is used by management as it gives a more complete picture of the Group’s current debt situation than total interest-bearing loans and borrowings. Net debt is provided to enable investors to see the economic effect of gross debt, related hedges and cash and cash equivalents in total. Net debt is a non-GAAP measure and comprises current and non-current interest-bearing loans and borrowings, cash and cash equivalents and current and non-current derivative financial instruments.

Glossary of Alternative Performance Measures – continued

EBITDA Net Interest cover

EBITDA net interest cover is used by management as a measure which matches the earnings and cash generated by the business to the underlying funding costs. EBITDA net interest cover is presented to provide investors with a greater understanding of the impact of CRH’s debt and financing arrangements and, as discussed in note 8 on page 24, is a metric used in lender covenants.

It is the ratio of EBITDA to net interest and is calculated below:
			Year ended
	Six months ended 30 June		31 December
	Unaudited	Unaudited	Audited
	2017	2016	2016
	€m	€m	€m
Interest
Finance costs (i)	155	181	325
Finance income (i)	(5)	(3)	(8)
Net interest	150	178	317
EBITDA	1,175	1,120	3,130

	Times	Times	Times
EBITDA net interest cover (EBITDA divided by net interest)	7.8	6.3	9.9

	Rolling 12 months ended 30 June
	Unaudited	Unaudited
	2017	2016
	€m	€m
Interest
Net interest - full year prior year (2016 and 2015)	317	295
Net interest – H1 prior year (2016 and 2015)	178	139
Net interest – H2 prior year (2016 and 2015)	139	156
Net interest – H1 current year (2017 and 2016)	150	178
Net interest – rolling 12 months to 30 June	289	334

EBITDA
EBITDA - full year prior year (2016 and 2015)	3,130	2,219
EBITDA – H1 prior year (2016 and 2015)	1,120	555
EBITDA – H2 prior year (2016 and 2015)	2,010	1,664
EBITDA – H1 current year (2017 and 2016)	1,175	1,120
EBITDA - rolling 12 months to 30 June	3,185	2,784

	Times	Times
EBITDA net interest cover (EBITDA divided by net interest)	11.0	8.3

(i) These items appear on the Consolidated Income Statement on page 12.

The definitions and calculations used in lender covenant agreements include certain specified adjustments to the amounts included in the Condensed Consolidated Interim Financial Statements. The ratios as calculated on the basis of the definitions in those covenants are disclosed in note 8.

EBIT net interest cover is the ratio of EBIT to net debt-related interest costs.

Glossary of Alternative Performance Measures – continued

Organic Revenue, Organic Operating Profit and Organic EBITDA

The terms ‘like-for-like’, ‘organic’, ‘underlying’ and ‘heritage’ are used interchangeably throughout this report.

Because of the impact of acquisitions, divestments, exchange translation and other non-recurring items on reported results each period, the Group uses organic revenue, organic operating profit and organic EBITDA as additional performance indicators to assess performance of pre-existing operations each period.

Organic revenue, organic operating profit and organic EBITDA are arrived at by excluding the incremental revenue, operating profit and EBITDA contributions from current and prior year acquisitions and divestments, the impact of exchange translation and the impact of any non-recurring items.

In the Business Performance review on pages 1 to 10, changes in organic revenue, organic operating profit and organic EBITDA are presented as additional measures of revenue, operating profit and EBITDA to provide a greater understanding of the performance of the Group. A reconciliation of the changes in organic revenue, organic operating profit and organic EBITDA to the changes in total revenue, operating profit and EBITDA for the Group and by segment is presented with the discussion of each segment’s performance in tables contained in the segment discussion commencing on page 4.

Principal Risks and Uncertainties

Under Section 327(1)(b) of the Companies Act 2014 and Regulation 5(4)(c)(ii) of the Transparency (Directive 2004/109/EC) Regulations 2007, the Group is required to give a description of the principal risks and uncertainties which it faces. These risks and uncertainties reflect the international scope of the Group’s operations and the Group’s decentralised structure.

Strategic Risks and Uncertainties

Industry cyclicality: The level of construction activity in local and national markets is inherently cyclical being influenced by a wide variety of factors including global and national economic circumstances, ongoing austerity programmes in the developed world, governments’ ability to fund infrastructure projects, consumer sentiment and weather conditions. Financial performance may also be negatively impacted by unfavourable swings in fuel and other commodity/raw material prices. Failure of the Group to respond on a timely basis and/or adequately to unfavourable events beyond its control may adversely affect financial performance.

Political and economic uncertainty: As an international business, the Group operates in many countries with differing, and in some cases, potentially fast-changing economic, social and political conditions. These conditions, which may be heightened by the uncertainty resulting from the outcome of the referendum in the UK to exit the European Union, could include political unrest, currency disintegration, strikes, civil disturbance and may be triggered or worsened by other forms of instability including natural disasters, epidemics, widespread transmission of diseases and terrorist attacks. These factors are of particular relevance in developing/emerging markets. Changes in these conditions, or in the governmental or regulatory requirements in any of the countries in which the Group operates, may adversely affect the Group’s business, results of operations, financial condition or prospects thus leading to possible impairment of financial performance and/or restrictions on future growth opportunities.

Commodity products and substitution: The Group faces strong volume and price competition across its product lines. In addition, existing products may be replaced by substitute products which the Group does not produce or distribute. Against this backdrop, if the Group fails to generate competitive advantage through differentiation and innovation across the value chain (for example, through superior product quality, engendering customer loyalty or excellence in logistics), market share, and thus financial performance, may decline.

Acquisition activity: Growth through acquisition and active management of the Group’s business portfolio are key elements of the Group’s strategy with the Group’s balanced portfolio growing year-on-year through bolt-on activity occasionally supplemented by larger and/or step-change transactions. The Group may not be able to continue to grow as contemplated in its business plans if it is unable to identify attractive targets (including potential new platforms for growth), execute full and proper due diligence, raise funds on acceptable terms, complete such acquisition transactions, integrate the operations of the acquired businesses and realise anticipated levels of profitability and cash flows. If the Group is held liable for the past acts, omissions or liabilities of companies or businesses it has acquired, those liabilities may either be unforeseen or greater than anticipated at the time of the relevant acquisition.

Joint ventures and associates: The Group does not have a controlling interest in certain of the businesses (i.e. joint ventures and associates) in which it has invested and may invest. The absence of a controlling interest gives rise to increased governance complexity and a need for proactive relationship management, which may restrict the Group’s ability to generate adequate returns and to develop and grow these businesses. These limitations could impair the Group’s ability to manage joint ventures and associates effectively and/or realise the strategic goals for these businesses. In addition, improper management or ineffective policies, procedures or controls for non-controlled entities could adversely affect the business, results of operations or financial condition of the relevant investment.

Human resources: Existing processes to recruit, develop and retain talented individuals and promote their mobility may be inadequate thus giving rise to employee/management attrition, difficulties in succession planning and inadequate “bench strength”, potentially impeding the continued realisation of the core strategy of performance and growth. In addition, the Group is exposed to various risks associated with collective representation of employees in certain jurisdictions; these risks could include strikes and increased wage demands with possible reputational consequences. In the longer term, failure to manage talent and plan for leadership and succession could impede the realisation of core strategic objectives around performance and growth.

Corporate affairs and communications: As a publicly-listed company, the Group undertakes regular communications with its stakeholders. Given that these communications may contain forward-looking statements, which by their nature involve uncertainty, actual results and developments may differ from those communicated due to a variety of external and internal factors giving rise to reputational risk. Failure to deliver on performance indications and non-financial commitments communicated to the Group’s variety of stakeholders could result in a reduction in share price, reduced earnings and reputational damage.

Sustainability and Corporate Social Responsibility: The Group is subject to stringent and evolving laws, regulations, standards and best practices in the area of sustainability (comprising corporate governance, environmental management and climate change (specifically capping of emissions), health & safety management and social performance). Non-adherence to such laws, regulations, standards and best practices may give rise to increased ongoing remediation and/or other compliance costs and may adversely affect the Group’s business, results of operations, financial condition and/or prospects.

Principal Risks and Uncertainties – continued

Information technology and Security/Cyber: The Group is dependent on the employment of advanced information systems and is exposed to risks of failure in the operation of these systems. Further, the Group is exposed to security threats to its digital infrastructure through cyber-crime. Such attacks are by their nature technologically sophisticated and may be difficult to detect and defend in a timely fashion. Should a threat materialise, it might lead to interference with production processes, manipulation of financial data, the theft of private data or misrepresentation of information via digital media. In addition to potential irretrievability or corruption of critical data, the Group could suffer reputational losses, regulatory penalties and incur significant financial costs in remediation.

Laws and regulations: The Group is subject to many local and international laws and regulations, including those relating to competition law, corruption and fraud, across many jurisdictions of operation and is therefore exposed to changes in those laws and regulations and to the outcome of any investigations conducted by governmental, international or other regulatory authorities. Potential breaches of local and international laws and regulations in the areas of competition law, corruption and fraud, among others, could result in the imposition of significant fines and/or sanctions for non-compliance, and may inflict reputational damage.

Financial and Reporting Risks and Uncertainties

Financial instruments (interest rate and leverage, foreign currency, counterparty, credit ratings and liquidity): The Group uses financial instruments throughout its businesses giving rise to interest rate and leverage, foreign currency, counterparty, credit rating and liquidity risks. A significant portion of the cash generated by the Group from operational activity is currently dedicated to the payment of principal and interest on indebtedness. In addition, the Group has entered into certain financing agreements containing restrictive covenants requiring it to maintain a certain minimum interest coverage ratio and a certain minimum net worth. A downgrade of the Group’s credit ratings may give rise to increases in funding costs in respect of future debt and may impair the Group’s ability to raise funds on acceptable terms. In addition, insolvency of the financial institutions with which the Group conducts business (or a downgrade in their credit ratings) may lead to losses in derivative assets and cash and cash equivalents balances or render it more difficult for the Group either to utilise existing debt capacity or otherwise obtain financing for operations.

Defined benefit pension schemes and related obligations: The Group operates a number of defined benefit pension schemes and schemes with related obligations (for example, termination indemnities and jubilee/long-term service benefits, which are accounted for as defined benefit) in certain of its operating jurisdictions. The assets and liabilities of defined benefit pension schemes may exhibit significant period-on-period volatility attributable primarily to asset values, changes in bond yields/discount rates and anticipated longevity. In addition to the contributions required for the ongoing service of participating employees, significant cash contributions may be required to remediate deficits applicable to past service. Further, fluctuations in the accounting surplus/deficit may adversely impact the Group’s credit metrics thus harming its ability to raise funds.

Taxation litigation: The Group is exposed to uncertainties stemming from governmental actions in respect of taxes paid and payable in all jurisdictions of operation. Changes in the tax regimes and related government policies and regulations in the countries in which the Group operates could adversely affect its results and its effective tax rate. The final determination of tax audits or tax disputes may be different from what is reflected in the Group's historical income tax provisions and accruals. If future audits find that additional taxes are due, the Group may be subject to incremental tax liabilities, possibly including interest and penalties, which could have a material adverse effect on cash flows, financial condition and results of operations.

Adequacy of insurance arrangements and related counterparty exposures: The building materials sector is subject to a wide range of operating risks and hazards, not all of which can be covered, adequately or at all, by insurance; these risks and hazards include climatic conditions such as floods and hurricanes/cyclones, seismic activity, technical failures, interruptions to power supplies, industrial accidents and disputes, environmental hazards, fire and crime. In its worldwide insurance programme, the Group provides coverage for its operations at a level believed to be commensurate with the associated risks. In the event of failure of one or more of the Group’s counterparties, the Group could be impacted by losses where recovery from such counterparties is not possible. In addition, losses may materialise in respect of uninsured events or may exceed insured amounts.

Foreign currency translation: The principal foreign exchange risks to which the Consolidated Financial Statements are exposed pertain to adverse movements in reported results when translated into euro (which is the Group’s reporting currency) together with declines in the euro value of net investments which are denominated in a wide basket of currencies other than the euro. Adverse changes in the exchange rates used to translate foreign currencies into euro have impacted and will continue to impact retained earnings. The impact is reported in the Condensed Consolidated Statement of Comprehensive Income.

Goodwill impairment: Significant under-performance in any of the Group’s major cash-generating units or the divestment of businesses in the future may give rise to a material write-down of goodwill. A write-down of goodwill could have a substantial impact on the Group’s income and equity.

Inspections by Public Company Accounting Oversight Board (PCAOB): Our auditors, like other independent registered public accounting firms operating in Ireland and a number of other European countries, are not currently permitted to be subject to inspection by the PCAOB. Investors who rely on the audit report prepared by the Group’s auditors are deprived of the benefits of PCAOB inspections to assess audit work and quality control procedures.

Responsibility Statement

The Directors of CRH plc, being the persons responsible within CRH plc, confirm that to the best of their knowledge:

1)
the Condensed Consolidated Unaudited Financial Statements for the six months ended 30 June 2017 have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting, the accounting standard applicable to interim financial reporting adopted pursuant to the procedure provided for under Article 6 of Regulation (EC) no. 1606/2002 of the European Parliament and of the Council of 19 July 2002, and give a true and fair view of the assets, liabilities, financial position and profit or loss of the Group for the six months ended 30 June 2017;

2)
the interim management report includes a fair review of:

I.
the important events that have occurred during the first six months of the financial year, and their impact on the condensed consolidated set of financial statements;
II.
the principal risks and uncertainties for the remaining six months of the financial year;
III.
any related parties’ transactions that have taken place in the first six months of the current financial year that have materially affected the financial position or the performance of the enterprise during that period; and
IV.
any changes in the related parties’ transactions described in the 2016 Annual Report and Form 20-F that could have had a material effect on the financial position or performance of the enterprise in the first six months of the current financial year.

Albert Manifold	Chief Executive

Senan Murphy	Finance Director

Disclaimer

In order to utilise the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995, CRH public limited company (the “Company”), and its subsidiaries (collectively, “CRH” or the “Group”) is providing the following cautionary statement.
This document contains certain forward-looking statements with respect to the financial condition, results of operations, business, viability and future performance of CRH and certain of the plans and objectives of CRH. These forward-looking statements may generally, but not always, be identified by the use of words such as “will”, “anticipates”, “should”, “expects”, “is expected to”, “estimates”, “believes”, “intends” or similar expressions.
By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that may or may not occur in the future and reflect the Company’s current expectations and assumptions as to such future events and circumstances that may not prove accurate.
A number of material factors could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, certain of which are beyond our control, as detailed in the section entitled “Risk Factors” in our 2016 Annual Report on Form 20-F as filed with the US Securities and Exchange Commission.
You should not place undue reliance on any forward-looking statements. These forward-looking statements are made as of the date of this document. The Company expressly disclaims any obligation to update these forward-looking statements other than as required by law.
The forward-looking statements in this document do not constitute reports or statements published in compliance with any of Regulations 6 to 8 of the Transparency (Directive 2004/109/EC) Regulations 2007.
This document contains inside information and has been issued pursuant to Article 2.1(b) of Commission Implementing Regulation (EU) 2016/1055. The date and time of this statement is the same as the date and time that it has been communicated to the media.
SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date 24 August 2017

 By:___/s/Neil Colgan___
N.Colgan
Company Secretary